UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169
________________________
PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
(Full title of the Plan)
________________________

EXELON CORPORATION
(a Pennsylvania Corporation)

10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379
(312) 394-7398
(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2017	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2017	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Administrator of the
Pepco Holdings, LLC Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, LLC Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ WASHINGTON, PITTMAN & McKEEVER, LLC
We have served as the Plan’s auditor since 2017.

Chicago, Illinois
June 29, 2018

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments at fair value
Participant-directed
Common/collective trusts funds	$494,108,449	$460,021,939
Registered investment company securities	757,362,216	653,281,078
Corporate stock - Exelon Corporation	1,801,149	172,629
Total investments	1,253,271,814	1,113,475,646
Receivables
Participant contributions	1,024,713	847,376
Employer contributions	257,471	268,420
Notes receivable from participants	26,518,860	25,991,952
Total receivables	27,801,044	27,107,748
NET ASSETS AVAILABLE FOR BENEFITS	$1,281,072,858	$1,140,583,394

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended
As of December 31, 2017
ADDITIONS
Contributions
Participant	$42,815,575
Employer	13,506,918
Rollover	3,572,933
Total contributions	59,895,426
Investment income
Interest and dividend income from investments	32,512,484
Net appreciation in the fair value of investments	144,677,439
Interest income from participant loans	910,114
Total investment income	178,100,037
Other additions	23,648
Total additions	238,019,111
DEDUCTIONS
Participant withdrawals and distributions	81,578,175
Administrative expenses	950,574
Total deductions	82,528,749
Net increase before transfers	155,490,362
Net assets transferred to other plans (See Note 9)	(15,000,898)
Net increase after transfers	140,489,464
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,140,583,394
End of year	$1,281,072,858

The accompanying Notes are an integral part of these Financial Statements.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description
The following description of the Pepco Holdings, LLC Retirement Savings Plan (formerly the Pepco Holdings, Inc. Retirement Savings Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan established by Pepco Holdings LLC (formerly Pepco Holdings, Inc.) (“PHI”, or for periods before March 23, 2016, the “Company”) that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund, which is an investment option under the Plan as of December 31, 2016, is invested primarily in Exelon Corporation common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).
Change of Plan Sponsor
On March 23, 2016, in conjunction with an Agreement and Plan of Merger (the “Merger Agreement”), PHI merged into Exelon Corporation (“Exelon” or, for periods on or after March 23, 2016, the “Company”) as an indirect, wholly owned subsidiary of Exelon with Exelon becoming the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Effective March 23, 2016, Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed. Prior to March 23, 2016, the PHI Administrative Board was the Plan Administrator and the PHI Investment Committee was responsible for the selection and retention of investment options. The Plan’s trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the “Plan Trustee”). The Plan’s investments are held in a trust account at The Vanguard Group, Inc. (“Vanguard”) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the “Trust”). Vanguard also serves as the Plan’s recordkeeper.
Participation
Management employees (representing non-bargaining unit, full-time employees and part-time employees with 20 or more hours per week, or part-time employees working less than 20 hours per week with 1,000 or more hours in a plan year) of PHI’s wholly owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Delmarva Power & Light Company, and Atlantic City Electric Company) and certain subsidiaries of Exelon that employ individuals who were employed at locations owned by PHI prior to the merger are eligible to participate in the Management Sub Plan upon their date of hire (and as soon as administratively feasible).

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Full-time regular or temporary employees represented by the International Brotherhood of Electrical Workers (IBEW)Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible). Casual or part-time employees are eligible after working 1,000 or more hours in a plan year. Full-time employees represented by IBEW Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Part-time or temporary employees become eligible after 1,000 hours of service within a plan year. Employees represented by IBEW Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service for full-time regular employees, or after 1,000 hours of service, in a plan year, for part-time and temporary employees. Full-time employees represented by IBEW Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours in a plan year. Full-time employees represented by IBEW Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible) and part-time and temporary employees become eligible after working 1,000 hours within a plan year. The POSC Sub Plan and the Petron Sub Plan are closed to new participants. Existing participants in these two Sub Plans are former employees who have an account balance in the Sub Plans but are no longer able to make contributions.
Employees are automatically enrolled in the Plan after 60 days at 3% of their eligible earnings on a pre-tax basis; however, they can opt out or elect to change the percentage at any time. If the employee does not make an affirmative election to change the percentage, the contribution rate will be increased by 1% per year (up to a maximum of 6%).
Participant Contributions
In all Sub Plans, participants may contribute up to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum contribution allowable under the Code.
During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (“IRS”) limits on that type of contribution or be contributing at the maximum base pay level. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.
Company Matching Contributions
For participants in the Management Sub Plan and the Local 210-5 Sub Plan (hired before August 1, 2011), the Company provides matching contributions equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 210-5 Sub Plan hired on or after August 1, 2011, the Local 210 Sub Plan, and the Local 1900 Sub Plan, the Company provides matching contributions equal to 50% up to 6% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions equal to 50% up to 5% (up to 6% if hired after September 1, 2010) of the base pay contributed.
Investment Options
All contributions to the Plan are held in a trust by the Plan Trustee for the exclusive benefit of the participants, and the Plan is intended to satisfy Section 404(c) of ERISA. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Effective October 1, 2014, participants’ accounts are charged a flat administrative fee. The administrative fee for 2017 and 2016 was $52 per year ($13 per quarter). The fee is deducted from each investment in the participant’s account on a pro-rata basis. Participants invested in certain non-Vanguard funds receive a quarterly credit equal to the amount of the revenue sharing paid to Vanguard by the non-Vanguard fund. Such credit is applied to the participants’ accounts.
The investment options include a menu of funds that include target date funds, actively managed funds, passively managed funds, and Company stock funds. Effective December 19, 2016, certain options were added to and removed from the Plan. Below is a brief description of the type of investment options available as of December 31, 2017 and 2016, unless otherwise noted. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.
Target Date Funds -Target date funds included in the common/collective trusts are primarily comprised of investments in Vanguard mutual funds using an asset allocation strategy for investors planning to retire and leave the workforce in or within a few years of the target year. The trust fund’s asset allocation will become more conservative over time. The trust fund’s indirect stock and bond holdings are a diversified mix of domestic and international capitalization stocks and fixed income securities.
Actively-managed funds -These are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.
Passively-managed funds -These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.
Exelon Corporation Stock Fund - This fund, which became an investment option on December 19, 2016, primarily invests in Exelon common stock with some short-term liquid investments. The Exelon Corporation Stock Fund does not represent direct ownership of Exelon common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. This fund is not diversified and is considered riskier than a "diversified" portfolio.
Notes Receivable from Participants
A participant may, upon application, borrow from the Plan, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant’s account at the time of each loan distribution.
The number and amount of loans allowed to a participant are restricted by the Sub Plans and are consistent with IRS regulations. A participant may have up to four loans outstanding at any time with a term length between one and five years, or between one and 30 years for a primary residence. The prevailing prime lending rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum.
If an active participant has four outstanding loans and pays off one loan, he or she will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not timely made, the loan will be in default and converted to a taxable distribution of the participant’s account at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Withdrawals by Participants While Employed
While employed, a participant may make certain withdrawals of vested contributions online or by phone. Until a participant attains age 59 ½, pre-tax employee contributions may only be withdrawn for the reason of financial hardship, as defined in the Plan document. At the age of 59 ½, the participant may withdraw any portion of his or her account balance. After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months.
A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions, unless the participant’s withdrawal is of a non-matched contribution, or the matched contributions were in the Plan for 24 or more months. During this suspension period, no Company matching contributions are credited to the participant’s account. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her Company matching contributions unless the contributions were in the Plan for 24 or more months.
Distributions upon Termination of Employment
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company and its subsidiaries, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance is made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination may be made online or by phone. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary, (3) in regular installments for a period certain, not to exceed 10 years, or (4) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the remaining investment options are made in cash. Distributions cannot be deferred beyond the April 1st of the year following the year the participant attains age 70 ½, unless he or she is still employed by the Company or one of its subsidiaries.
Upon termination of service, participants with a balance of $1,000 or less, who do not make an affirmative distribution election, will have their account balance paid out in a lump-sum. Upon termination, participants with an account balance greater than $1,000 and less than or equal to $5,000, who do not elect a distribution, will have their account balance automatically rolled over by the Plan into an individual retirement account with Vanguard.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option’s prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. Certain administrative fees related to participant accounts are paid by the Company.
Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and subject to limitations under applicable securities laws for transfers involving Company common stock. Subject to the terms of the Plan or applicable law, participants may change the allocation of their future contributions among the investment options at any time.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Vesting of Participants’ Accounts
Participants are fully vested in their accounts at all times.
Investment Income
Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.
Employee Stock Ownership Plan
If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.
2. Summary of Significant Accounting Policies
General
The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. See Note 3 - Fair Value of Investments for further information.
Plan Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Plan are primarily related to investment management, administrative and recordkeeping fees. Expenses that are paid by the Company are not recorded as expenses of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account with a corresponding increase in the notes receivable from participants on the Statements of Net Assets Available for Benefits. Investment-related expenses are included in net appreciation of fair value of investments. Quarterly fees related to the administration of a participant’s account are charged to the participant’s account and are included in administrative expenses.
Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Reclassifications
Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect the net assets available for benefits.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient. Investments measured at NAV per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investments line item on the statement of net assets available for benefits. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2016. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.
In July 2015, the FASB issued authoritative guidance to simplify the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. Part I of the new guidance requires that fully benefit-responsive investment contracts (“FBRIC”) are measured, presented, and disclosed only at contract value. The guidance also clarifies that indirect investments in FBRICs are not in the scope of the guidance and should be reported at fair value. The Plan had previously reported the Vanguard Retirement Savings Trust III, a stable value fund that indirectly invests in FBRICs, at contract value. The new guidance is effective for periods beginning after December 15, 2015 and is required to be applied retrospectively for all periods presented. The Company adopted this standard for plan reporting effective December 31, 2016, resulting in a cumulative effect adjustment to beginning net assets available for benefits. The adoption of this standard did not have a significant impact on the Plan’s financial results.
3. Fair Value of Investments
Recurring Fair Value Measurements
To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:
Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.
Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.
Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.
The valuation methods for each investment category are described below.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the NAV per fund share, derived from the quoted prices in active markets of the underlying securities and are not classified within the fair value hierarchy. The common/collective trust investments can be redeemed daily with no advance notice required.
Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. Funds which are valued daily based on quoted prices in active markets have been categorized as Level 1.
Exelon Corporation Common Stock. The Exelon Corporation Stock Fund consists primarily of Exelon common stock, respectively. Common stock is valued at the closing price reported by the New York Stock Exchange and has been categorized as Level 1.
Transfer policy
The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.
In accordance with the applicable guidance on fair value measurement, certain investments that are measured at fair value using the NAV per share as a practical expedient are no longer classified within the fair value hierarchy and are included under “Not subject to leveling” in the table below.
The following tables present the fair value of assets and their level within the fair value hierarchy as of December 31, 2017 and 2016.
As of December 31, 2017

Investments	Level 1	Not subject to leveling	Total
Common/collective trust funds	$—	$494,108,449	$494,108,449
Registered investment company securities	757,362,216	—	757,362,216
Corporate stock - Exelon Corporation	1,801,149	—	1,801,149
Total investments	$759,163,365	$494,108,449	$1,253,271,814
As of December 31, 2016

Investments	Level 1	Not subject to leveling	Total
Common/collective trust funds	$—	$460,021,939	$460,021,939
Registered investment company securities	653,281,078	—	653,281,078
Corporate stock - Exelon Corporation	172,629	—	172,629
Total investments	$653,453,707	$460,021,939	$1,113,475,646
4. Risks and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	December 31,
	2017	2016
Net Assets Available for Benefits per the Financial Statements	$1,281,072,858	$1,140,583,394
Notes receivable from participants deemed distributed	(624,532)	(404,138)
Net Assets Available for Benefits per the Form 5500	$1,280,448,326	$1,140,179,256
The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Year Ended
December 31, 2017
Net increase in Net Assets Available for Benefits per the Financial Statements	$140,489,464
Add: Notes receivable from participants deemed distributed, end of year	624,532
Less: Notes receivable from participants deemed distributed, beginning of year	(404,138)
Net increase in Net Assets Available for Benefits per the Form 5500	$140,709,858
6. Income Tax Status
The Plan obtained its latest determination letter on December 1, 2016 in which the IRS states that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code.
Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan’s tax returns are subject to audits; however, there are currently no audits for any tax periods in progress.
7. Plan Termination
The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.
8. Related Party Transactions
Investment options in the Plan include registered investment mutual funds and common/collective trusts managed by Vanguard. Vanguard is affiliated with the Plan Trustee, and therefore, these transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. Effective March 23, 2016, Exelon as the Plan sponsor is a related party. As of December 31, 2017 and 2016, the fair value of the Exelon common stock held by the Plan was $1,801,149 and $172,629, respectively. There have been no known prohibited transactions with a party-in-interest.
9. Plan Transfers
In 2017, there were transfers totaling $15,000,898 from the Plan to the Exelon Corporation Employee Savings Plan.
10. Subsequent Events
On July 1, 2018, the Plan will be merged into the Exelon Corporation Employee Savings Plan. The Northern Trust Company will become the Plan trustee and Northwest Plan Services, Inc. will become the Plan recordkeeper. As a result, on July 1, 2018, changes will be made to the investment options offered under the Plan. Many of the current investment options will be replaced with a menu of funds that include twelve Target Retirement Fund options, three new actively-managed custom funds, nineteen passively-managed funds, the Northern Trust U.S. Government Short Term Investment Fund, and the Exelon Corporation Stock Fund. In addition, certain plan design elements, including the matching formula for management employees, and administrative features of the plan will change upon the transition date.

PEPCO HOLDINGS, LLC RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2017
Schedule H, Part IV, Item 4i of Form 5500
Employer Identification Number 23-2990190 Plan # 023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current value
	Registered Investment Company
	Baron Growth Inst Shares		$5,999,181
	Conestoga Small Cap		12,301,063
	Dodge & Cox Intl Stock		21,792,058
	Fidelity Contrafund		20,187,645
	Frank Mut Global Disc R6		2,946,245
	MSIF US Real Estate Class I		7,435,422
	NB Genesis R6		6,130,252
	PIMCO Total Return Fd, Instit		17,855,761
	T. Rowe Price Emerging Mkt St		10,739,051
	T. Rowe Price New Horizons Ret		14,712,580
	TRP Growth Stock Fund		59,647,325
*	Vanguard Extend Mkt Index Inst		71,563,234
*	Vanguard GNMA Fund Admiral Shs		41,105,330
*	Vanguard Inst Index Fund		221,967,537
*	Vanguard I-T Treasury Adm		7,735,504
*	Vanguard PRIMECAP Adm		54,698,249
*	Vanguard Prime Money Mkt		262,239
*	Vanguard Total Bond Idx Inst		67,723,857
*	Vanguard Total Intl Stk Inst		75,067,046
*	Vanguard Windsor II Fund Adm		37,492,637
	Total Registered Investment Companies		757,362,216
	Common/Collective Trusts
*	Vanguard Retirement Savings Trust III		148,193,318
*	Vanguard Tgt Retire 2015 Tr II		37,010,321
*	Vanguard Tgt Retire 2020 Tr II		52,089,691
*	Vanguard Tgt Retire 2025 Tr II		77,068,714
*	Vanguard Tgt Retire 2030 Tr II		39,217,446
*	Vanguard Tgt Retire 2035 Tr II		28,898,547

*	Vanguard Tgt Retire 2040 Tr II		18,770,642
*	Vanguard Tgt Retire 2045 Tr II		31,177,844
*	Vanguard Tgt Retire 2050 Tr II		19,001,331
*	Vanguard Tgt Retire 2055 Tr II		8,591,778
*	Vanguard Tgt Retire 2060 Tr II		1,827,218
*	Vanguard Tgt Retire 2065 Tr II		3,316
*	Vanguard Tgt Retire Inc Tr II		32,258,283
	Total Common/Collective Trusts		494,108,449
*	Exelon Corporation Stock Fund	Exelon Common Stock	1,801,149
*	Notes receivable from participants	Varying maturity dates from 2017-2045 with interest rates from 3.25% - 11.00%	26,518,860
	Total investments		$1,279,790,674

*	Represents party in interest
	Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX
Exhibit filed with Form 11-K for the year ended December 31, 2017:

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

Pepco Holding, LLC Retirement Savings Plan

Date: June 29, 2018	/s/ Jennifer Franco
Jennifer Franco
Plan Administrator